Filed by R.J. Reynolds Tobacco Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: R.J. Reynolds Tobacco Holdings, Inc. Commission File No. 001-6388
Presentation to RJR Investors Business Update November, 2003

Introduction Andrew J. Schindler, Chairman and Chief Executive Officer Charles A. Blixt, Executive Vice President and General Counsel Dianne M. Neal, Executive Vice President and Chief Financial Officer Carole Biermann Wehn, Vice President - Investor Relations Business Update Page 1

Forward-Looking Statements and Additional Information Additional Information and Where To Find It Reynolds American Inc., the holding company to be formed in the proposed business combination, intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF R.J. REYNOLDS TOBACCO HOLDING INC. ("RJR") ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when it becomes available) and other documents filed by RJR and Reynolds American Inc. with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the prospectus/proxy statement, when it becomes available, as well as RJR's and Reynolds American Inc.'s related filings with the SEC, may also be obtained from RJR by directing a request to R.J. Reynolds Tobacco Holdings, Inc. at P.O. Box 2866, Winston-Salem, NC 27102-2866, Attn.: Office of Investor Relations, or by telephone at (336) 741- 5165 or on RJR's website, www.RJRHoldings.com. Forward-Looking Information Statements included in this presentation which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements regarding RJR's future performance and financial results inherently are subject to a variety of risks and uncertainties, many of which are beyond the control of RJR and could cause actual results to differ materially from those described in the forward-looking statements. These risks include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and the claimed health effects of cigarettes that are pending or may be instituted against RJR or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers, including increased promotional activities and the growth of the deep-discount category; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets, foreign currency exchange rate risk, interest rate risk and the return on corporate cash; any potential costs or savings associated with realigning the cost structure of RJR and its subsidiaries; and the ratings of RJR securities. In addition, RJR can give no assurance that the formation of Reynolds American Inc., the combination of RJR Tobacco and the U.S. assets, liabilities and operations of Brown & Williamson Corporation, and the related transactions, will be consummated, or if consummated, that any expectations relating thereto will be realized. Factors that could affect whether the transaction is completed include the satisfaction of regulatory conditions to the business combination that cannot be waived and the satisfaction or waiver of all other conditions, including obtaining clearances from U.S. and European regulatory authorities and RJR stockholders, as well as the receipt of satisfactory IRS rulings. Due to these uncertainties and risks, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Except as provided by federal securities laws, RJR is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Interests of Participants RJR, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from RJR stockholders in favor of the proposed business combination. A description of the interests of the directors and executive officers of RJR is set forth in RJR's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 19, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants in the proposed business combination by reading the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. Business Update Page 3

Agenda Challenges Entering 2003 Addressing the Challenges: Project Reshape / Business Development Activity Project Reshape Outcome Strategic Combination with BAT's U.S. Business Resulting Value Creation Business Update Page 5

RJR Faced Significant Challenges Entering 2003 Industry volume declines Permanent pressure from low-cost competitors RJR's cost structure disadvantaged vs. SPM / NPM competitors Lack of pricing flexibility MSA-related price increases SET/FET increases Business Update Page 7

Challenges Required Us to Reevaluate Our Business Model Spring 2003, we initiated a study of every aspect of our business - "Project Reshape" Objectives were to: Reinvent marketplace approach for increased effectiveness and efficiency Reduce cost structure substantially Maintain highly skilled, motivated workforce despite headcount reductions Concurrently, we continued to evaluate and pursue a limited number of strategically attractive business development opportunities Business Update Page 9

The Impact of Reshape is Significant in Depth and Breadth Changes to our Marketplace Approach Brand Portfolio Strategy Focus investment in growth brands Camel & Salem Limited investment in Winston & Doral to generate more profitable volume Sales Force Wholesale Terms Retail Terms Changes in Manufacturing / R&D Changes in General & Administrative Overhead Structure Business Update Page 11

Reshape Results Have Begun to Produce Significant Benefits We are targeting a $1 billion reduction in our cost structure by year-end 2005 Implementation of $800 million in annualized cost savings has begun, including a 40% workforce reduction On track to realize approximately $350 to $375 million in savings in 2003 October 28, 2003 earnings guidance for 2003: Includes $93 million returned goods adjustment (pre-tax) and $64 million tax reserve adjustment. We use "earnings excluding restructuring/impairment charges" internally, and feel it provides another useful perspective for investors. Business Update Page 13

Business Development Yields Strategic Combination On October 27, 2003, we announced that RJR and BAT's U.S. Business (which includes the U.S. operations of Brown & Williamson) would combine to form Reynolds American Inc. RJR shareholders to retain 58% ownership BAT providing cash equal to MSA accrual at closing Reynolds American acquiring Lane Limited for $400 million in cash Expected to have extremely positive implications for the future of RJR More effective and efficient #2 player in the U.S. tobacco industry Immediate and long-term cost and operating efficiencies Improved financial profile Business Update Page 15

The Board of Directors of Reynolds American Inc. will have 13 members Schindler and Ivey BAT to designate five directors (three of whom will be independent) RJR to designate six independent directors (selected from the current RJR Board) Reynolds American Management Team Andy Schindler to become Executive Chairman (non-executive Chairman after 6 months) Susan Ivey (CEO of Brown & Williamson) to become CEO Chuck Blixt, Executive Vice President and General Counsel Dianne Neal, Executive Vice President and CFO Jeffrey Eckmann, Executive Vice President - Strategy, Planning and Integration Ann Johnston, Executive Vice President - Human Resources Tommy Payne, Executive Vice President - External Relations Lynn Beasley, President and COO of Reynolds Tobacco Rick Sanders, President and CEO of Santa Fe Natural Tobacco Company, Inc. Key Elements of Strategic Combination Business Update Page 17

Management intends to recommend approximately 75% dividend payout ratio target Limited ability for substantial share repurchases Santa Fe International to continue and the Gallaher JV expected to continue BAT is subject to a 10-year Standstill Expected closing by mid-year 2004 Subject to anti-trust approval, IRS ruling, SEC clearance and RJR stockholder vote Key Elements of Strategic Combination Business Update Page 19

Overview of B&W's U.S. Business and Lane Domestic Cigarettes (Brown & Williamson) Brands include Kool, Pall Mall and Misty Shipments of 44 billion units in 2002 Contract Manufacturing Produced 40 billion units in 2002 Product for export to other BAT operations New evergreen contract to be put in place at the Closing Other Includes duty-free & military business Lane Limited Roll-your own and premium tobacco business, including Dunhill brand 2003 Estimates: Revenues: $3 billion Operating Profit: $500 million Business Update Page 21

Significant Cost Synergies Expected A primary driver behind the combination of RJR and B&W's U.S. business is the potential for significant cost synergies We estimate that over $500 million of annual synergies will be realized in the second year after closing The expected sources of the cost savings include: Manufacturing Consolidation Rationalizing Sales and Distribution Redundancies in G&A Business Update Page 23

Potential for Significant Earnings Accretion Represents the midpoint of 10/28/03 management guidance, excluding restructuring and impairment charges, but including $93 million benefit from change in returned goods policies. Includes $64 million benefit from favorable resolution of tax matters. ($ in millions) 2003 Estimate 2003 Estimate Pro Forma Status Quo 50% Synergies 100% Synergies RJR EBIT (1) $700 $700 $700 BAT U.S. EBIT - $500 $500 Synergies - $250 $500 Total EBIT $700 $1,450 $1,700 Net Interest Expense ($80) ($80) ($80) Pre-Tax Income $620 $1,370 $1,620 Taxes (@ 39%) (2) ($178) ($470) ($568) Net Income $442 $900 $1,052 Earnings per Share $5.24 $6.18 $7.23 Average Shares Outstanding (Diluted) 84.4 145.5 145.5 Accretion to RJR Shareholders - 18.0% 38.0% Business Update Page 25

Positioned to Generate Value for Stakeholders As we entered 2003, we perceived numerous ongoing challenges to our business These challenges have been addressed head-on through Reshape and our decision to combine with the U.S. business of B&W and Lane As a result, RJR should now be extremely well-positioned to face these challenges as we look to 2004 and beyond... Business Update Page 27